

November 1, 2012

Via E-Mail
Changsheng Zhou
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., Suite 228
Redwood City, CA 94063

   Re: YaSheng Group
     Amendment No. 4 to Form 10-K for
     Fiscal Year Ended December 31, 2010
     Filed October 9, 2012
     File No. 000-31899

Dear Mr. Zhou:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements

General

1. Please immediately file an Item 4.02 Form 8-K to report the restatement of your financial statements for all fiscal years impacted as disclosed in Footnote 16 of your Form 10-K for the fiscal year ended December 31, 2010.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-2293 or John Reynolds at (202) 551-3795 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining